Exhibit 99.1

TransAlta and Meta Announce 200 MW Renewable Power Purchase Agreement and Launch of the Horizon Hill Wind Project

CALGARY, AB, April 5, 2022 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) announced today that it has entered into a long-term renewable energy purchase agreement with Meta, formerly known as the Facebook company, for the offtake of 100 per cent of the generation from its 200 MW Horizon Hill Wind Power Project ("Horizon Hill" or "facility"), to be located in Logan County, Oklahoma. Under this agreement, Meta will receive both renewable electricity and environmental attributes. This long-term contract with Meta enables TransAlta to add the 200 MW Horizon Hill Wind Project to its growing US wind generation fleet.

"Since 2020, Meta has supported its global operations with 100 per cent wind and solar energy. As our footprint grows, it's key that we find strong partners who can help us continue to meet that goal by bringing new renewable energy to the grid," said Urvi Parekh, head of renewable energy at Meta. "We are excited to partner with TransAlta to make this 200 MW project a reality."

"TransAlta is excited to partner with Meta to make Horizon Hill a reality. The delivery of clean, low-cost, reliable energy from Horizon Hill supports Meta's sustainability goals and provides another excellent opportunity to expand our wind fleet in the United States," said John Kousinioris, President and Chief Executive Officer of TransAlta. "Horizon Hill brings us to 40 per cent of our target of adding 2 GW of new renewables to our fleet by 2025 under our Clean Electricity Growth Plan."

The facility will consist of a total of 34 Vestas turbines with construction expected to begin in Q4 2022 and a target commercial operation date in the second half of 2023. TransAlta will construct, operate and own the facility. Total project capital is estimated at approximately US$290 million to US$310 million and is expected to be financed with existing liquidity and tax equity. Over 90 per cent of the project costs are captured under executed fixed price turbine supply agreements with Vestas and executed engineering, procurement, and construction agreement with Infrastructure and Energy Alternatives ("IEA"). The facility is expected to generate total annual earnings before interest, taxes, depreciation and amortization ("EBITDA") of approximately US$27 million to US$30 million including production tax credits.  It is expected that Horizon Hill will remain a TransAlta project.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy-efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-looking Information
This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "plan", "expected", "estimated", "will", "continue", "goal", "target" and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: the timing of turbine construction and commercial operation of the Horizon Hill Wind project; the Company's Clean Electricity Growth Plan and achieving the target of 2 GW of new generation by 2025;  the estimated construction capital for the Horizon Hill project; the expected project costs and annual EBITDA generation; the financing of the construction capital and ability to secure tax equity financing; the Horizon Hill project qualifying for production tax credit; and the Horizon Hill project remaining a TransAlta project.  The forward-looking statements contained in this news release are based on current expectations, estimates, projections and assumptions, having regard to the Company's experience and its perception of historical trends, and includes, but is not limited to, expectations, estimates, projections and assumptions relating to the extent of regulations pertaining to COVID-19 not becoming significantly more onerous. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: the effects of weather, catastrophes and public health crises, including COVID-19; labour availability; disruptions to the Company's supply chains; changes to regulatory environment, including interpretation of production tax credits; armed hostilities and geopolitical conflicts; failure to obtain necessary regulatory approvals in a timely fashion, or at all; and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2021. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes and is given as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-IFRS Measures
This news release contains references to financial measures that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, including EBITDA, and such measures may not be comparable to similar measures presented by other entities. These non-IFRS measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Certain additional disclosures for these non-IFRS financial measures have been incorporated by reference and can be found in TransAlta's Management's Discussion and Analysis for the year ended December 31, 2021, available on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission website at www.sec.gov, and on TransAlta's website under the Investor Centre section. TransAlta utilizes these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believes that providing these performance measures on a supplemental basis to its IFRS results is helpful to investors in assessing the overall performance of TransAlta's businesses. TransAlta cautions readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2022/05/c0496.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 05-APR-22